Exhibit 99.1

GDS Reports

Second Quarter 2026 Results

GDS Holdings Limited Reports Second Quarter 2026 Results

Shanghai, China, August 13, 2026 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights

•	Net revenue increased by 6.5% year-over-year (“Y-o-Y”) to RMB3,088.0 million (US$455.1 million) in the second quarter of 2026 (2Q2025: RMB2,900.3 million).

•	Net income was RMB837.6 million (US$123.5 million) in the second quarter of 2026 (2Q2025: net loss of RMB70.6 million).

•	Net income margin was 27.1% in the second quarter of 2026 (2Q2025: net loss margin of 2.4%).

•	Adjusted EBITDA (non-GAAP) increased by 2.5% Y-o-Y to RMB1,406.0 million (US$207.2 million) in the second quarter of 2026 (2Q2025: RMB1,371.8 million).

•	Adjusted EBITDA margin (non-GAAP) was 45.5% in the second quarter of 2026 (2Q2025: 47.3%).

Second Quarter 2026 Operating Highlights

•	Total area committed and pre-committed increased by 18.2% Y-o-Y to 784,802 sqm as of June 30, 2026 (June 30, 2025: 663,959 sqm).

•	Area utilized increased by 13.2% Y-o-Y to 542,236 sqm as of June 30, 2026 (June 30, 2025: 479,186 sqm).

•	Area in service increased by 10.8% Y-o-Y to 684,977 sqm as of June 30, 2026 (June 30, 2025: 618,060 sqm)

•	Utilization rate (area utilized divided by area in service) was 79.2% as of June 30, 2026 (June 30, 2025: 77.5%).

“We delivered solid financial and operational results in the second quarter of 2026, reflecting our continued commitment to disciplined execution,” said Mr. William Huang, Chairman and Chief Executive Officer of GDS. “During the quarter, we ramped up backlog delivery while maintaining a high level of net new bookings. As things stand today, we are on track to achieving a record sales commitment for this year, which is much higher than our original target. We are very excited about the opportunities in China ahead of us, driven mainly by AI demand. We are confident in our ability to capture these massive opportunities and expand our business at scale.”

“In the second quarter, we grew revenue by 6.5% and adjusted EBITDA by 2.5% year-over-year, yielding an adjusted EBITDA margin of 45.5%,” added Mr. Dan Newman, Chief Financial Officer. “With strengthened financial standing and funding capabilities to support our business expansion, we remain focused on creating sustainable, long-term value for our business partners and shareholders.”

Second Quarter 2026 Financial Results

Net revenue in the second quarter of 2026 was RMB3,088.0 million (US$455.1 million), a 6.5% increase over the same period last year of RMB2,900.3 million. The Y-o-Y increase was mainly due to continued ramp-up of our data centers.

Cost of revenue in the second quarter of 2026 was RMB2,423.7 million (US$357.2 million), a 9.6% increase over the same period last year of RMB2,211.4 million. The Y-o-Y increase was in line with the continued ramp-up of our data centers.

Gross profit was RMB664.2 million (US$97.9 million) in the second quarter of 2026, a 3.6% decrease over the same period last year of RMB688.9 million.

Gross profit margin was 21.5% in the second quarter of 2026, compared with 23.8% in the same period last year. The Y-o-Y decline was mainly due to a higher level of utility costs as a percentage of net revenue.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,498.9 million (US$220.9 million) in the second quarter of 2026, a 0.7% decrease over the same period last year of RMB1,509.5 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 48.5% in the second quarter of 2026, compared with 52.0% in the same period last year. The Y-o-Y decrease was mainly due to a higher level of utility costs as a percentage of net revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB9.9 million (US$1.5 million), were RMB22.3 million (US$3.3 million) in the second quarter of 2026, a 21.7% decrease over the same period last year of RMB28.5 million (excluding share-based compensation of RMB5.5 million). The Y-o-Y decrease was mainly due to lower level of personnel costs.

General and administrative expenses, excluding share-based compensation expenses of RMB35.4 million (US$5.2 million), depreciation and amortization expenses of RMB51.0 million (US$7.5 million) and operating lease cost relating to prepaid land use rights of RMB13.9 million (US$2.0 million), were RMB85.5 million (US$12.6 million) in the second quarter of 2026, a 24.4% decrease over the same period last year of RMB113.0 million (excluding share-based compensation expenses of RMB40.4 million, depreciation and amortization expenses of RMB62.6 million and operating lease cost relating to prepaid land use rights of RMB15.6 million). The Y-o-Y decrease was mainly due to the decrease of allowance in credit losses and greater gain on disposal of certain equipment during the second quarter of 2026.

Research and development costs were RMB7.1 million (US$1.0 million) in the second quarter of 2026, compared with RMB8.8 million in the same period last year.

Net interest expenses for the second quarter of 2026 were RMB366.8 million (US$54.1 million), a 9.4% decrease over the same period last year of RMB405.0 million. The Y-o-Y decrease was mainly due to lower interest rates as well as higher interest income.

Foreign currency exchange gain for the second quarter of 2026 was RMB1.0 million (US$0.2 million), compared with foreign currency exchange gain of RMB1.4 million in the same period last year.

Others, net for the second quarter of 2026 was RMB17.8 million (US$2.6 million), compared with RMB9.2 million in the same period last year.

Income tax expenses for the second quarter of 2026 were RMB213.5 million (US$31.5 million), compared with RMB64.9 million in the same period last year. The Y-o-Y increase was mainly due to the income tax incurred as a result of intra-group transfer of interests in a subsidiary in preparation for the potential second asset injection into the C-REIT in the second quarter of 2026.

Share of results of equity method investees for the second quarter of 2026 was an income of RMB959.9 million (US$141.5 million), mainly arising from the dilution gain on our investment in DayOne Data Centers Limited (“DayOne”) following the completion of DayOne’s Series C Convertible Preferred Share issue during the second quarter of 2026, compared with a loss of RMB25.9 million in the same period last year.

Net income in the second quarter of 2026 was RMB837.6 million (US$123.5 million), compared with net loss of RMB70.6 million in the same period last year.

Basic income per ordinary share in the second quarter of 2026 was RMB0.52 (US$0.08), compared with basic loss of RMB0.06 in the same period last year.

Diluted income per ordinary share in the second quarter of 2026 was RMB0.44 (US$0.07), compared with diluted loss of RMB0.06 in the same period last year.

Basic income per American Depositary Share (“ADS”) in the second quarter of 2026 was RMB4.13 (US$0.61), compared with basic loss of RMB0.46 in the same period last year.

Diluted income per American Depositary Share (“ADS”) in the second quarter of 2026 was RMB3.53 (US$0.52), compared with diluted loss of RMB0.46 in the same period last year.

Adjusted EBITDA (non-GAAP) is defined as net income (loss) excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, share of results of equity method investees and gain on deconsolidation of subsidiaries. Adjusted EBITDA was RMB1,406.0 million (US$207.2 million) in the second quarter of 2026, a 2.5% increase over the same period last year of RMB1,371.8 million.

Adjusted EBITDA margin (non-GAAP) was 45.5% in the second quarter of 2026, compared with 47.3% in the same period last year. The Y-o-Y decrease was mainly due to a higher level of utility costs as percentage of net revenue, which was partially offset by cost savings at the corporate level.

Liquidity

As of June 30, 2026, cash and cash equivalents were RMB14,927.3 million (US$2,200.0 million).

Total short-term debt was RMB9,209.5 million (US$1,357.3 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB3,327.3 million (US$490.4 million), current portion of convertible bonds payable of RMB4,219.0 million (US$621.8 million) and the current portion of finance lease and other financing obligations of RMB1,663.1 million (US$245.1 million). Total long-term debt was RMB36,921.5 million (US$5,441.6 million), comprised of long-term borrowings (excluding current portion) of RMB24,024.5 million (US$3,540.8 million), non-current portion of convertible bonds payable of RMB7,573.9 million (US$1,116.3 million) and the non-current portion of finance lease and other financing obligations of RMB5,323.1 million (US$784.5 million).

During the second quarter of 2026, the Company obtained new debt financing and refinancing facilities of RMB4,907.3 million (US$723.2 million).

Second Quarter 2026 Operating Results

Sales

Total area committed and pre-committed at the end of the second quarter of 2026 was 784,802 sqm, compared with 663,959 sqm at the end of the second quarter of 2025 and 725,485 sqm at the end of the first quarter of 2026, an increase of 18.2% Y-o-Y and an increase of 8.2% quarter-over-quarter (“Q-o-Q”), respectively. In the second quarter of 2026, both gross and net additional total area committed were 59,317 sqm.

Data Center Resources

Area in service at the end of the second quarter of 2026 was 684,977 sqm, compared with 618,060 sqm at the end of the second quarter of 2025 and 674,269 sqm at the end of the first quarter of 2026, an increase of 10.8% Y-o-Y and an increase of 1.6% Q-o-Q, respectively.

Area under construction at the end of the second quarter of 2026 was 170,355 sqm, compared with 132,235 sqm at the end of the second quarter of 2025 and 118,411 sqm at the end of the first quarter of 2026, an increase of 28.8% Y-o-Y and an increase of 43.9% Q-o-Q, respectively.

Commitment rate for area in service was 92.4% at the end of the second quarter of 2026, compared with 91.5% at the end of the second quarter of 2025 and 92.8% at the end of the first quarter of 2026. Pre-commitment rate for area under construction was 89.2% at the end of the second quarter of 2026, compared with 74.7% at the end of the second quarter of 2025 and 84.4% at the end of the first quarter of 2026.

Move-In

Area utilized at the end of the second quarter of 2026 was 542,236 sqm, compared with 479,186 sqm at the end of the second quarter of 2025 and 520,929 sqm at the end of the first quarter of 2026, an increase of 13.2% Y-o-Y and an increase of 4.1% Q-o-Q, respectively. In the second quarter of 2026, gross additional area utilized was 24,841 sqm. Net additional area utilized was 21,307 sqm.

Utilization rate for area in service was 79.2% at the end of the second quarter of 2026, compared with 77.5% at the end of the second quarter of 2025 and 77.3% at the end of the first quarter of 2026.

Updated Business Outlook

The Company revises the previously provided guidance of total revenues for the year of 2026 of RMB12,400 million – RMB12,900 million to RMB12,700 million – RMB13,000 million, representing a Y-o-Y increase of between 11.1% to 13.7%; and the previously provided guidance of Adjusted EBITDA of RMB5,750 million – RMB6,000 million to RMB5,900 million – RMB6,100 million, representing an increase of between 9.2% to 12.9%, both including the one-time items as disclosed in the first quarter of 2026.

The Company also revises its previously provided capex guidance of around RMB9,000 million to around RMB10,000 million. The increase in capex guidance reflects the Company’s strong sales achievement, the current sales outlook, and the corresponding increase in the Company’s data center development activities.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on August 13, 2026 (8:00 p.m. Beijing Time on August 13, 2026) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register-conf.media-server.com/register/BIa59ef86a877c4e48a19406f31a538f85

A live and archived webcast of the conference call will be available on the Company's investor relations website at https://investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance (primarily gain or loss on deconsolidation of subsidiaries and share of results of equity method investees), whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue. In addition, we exclude the income (loss) from discontinued operations from our Adjusted EBITDA and Adjusted EBITDA margin to measure our financial performance from continuing operations, which will be consistent with our future financial performance disclosure.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of income (loss) from discontinued operations, net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, impairment losses of long-lived assets, gain on deconsolidation of subsidiaries and share of results of equity method investees, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We do not provide forward-looking guidance for certain financial data, such as depreciation, amortization, accretion, share-based compensation, share of results of equity method investees and net income (loss); the impact of such data and related adjustments can be significant. As a result, we are not able to provide a reconciliation of forward-looking U.S. GAAP to forward-looking non-GAAP financial measures without unreasonable effort. Such forward-looking non-GAAP financial measures include the forecast for Adjusted EBITDA in the section captioned “Business Outlook” set forth in this press release.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located across the key hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. The Company is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company has a 26-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a minority equity interest in DayOne Data Centers Limited, an independent Singapore-headquartered hyperscale data center platform.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and regions in which GDS Holdings’ major equity investees operate, such as South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the results of operations, growth prospects, financial condition, regulatory environment, competitive landscape and other uncertainties associated with the business and operations of GDS Holdings’ major equity investee DayOne; the continued adoption of cloud computing and cloud service providers in China and other major markets that may impact the results of our equity investees, such as South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations and those of its major equity investees; competition in GDS Holdings’ industry in China and in markets that affect the business operations of its major equity investees, such as South East Asia; GDS Holdings’ ability to monetize its existing data center assets through transactions such as public REITs, ABS Schemes, data center funds, joint ventures, sale and lease-back arrangements and private asset sales; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	14,305,958	14,927,348	2,200,019
Accounts receivable, net of allowance for credit losses	2,467,358	2,851,407	420,245
Value-added-tax (“VAT”) recoverable	284,967	300,222	44,247
Prepaid expenses and other current assets	1,489,174	5,377,026	792,475
Total current assets	18,547,457	23,456,003	3,456,986
Non-current assets
Long-term investments in equity investees	10,052,348	10,157,383	1,497,013
Property and equipment, net	38,053,824	38,734,730	5,708,793
Prepaid land use rights, net	16,119	4,767	703
Operating lease right-of-use assets	4,831,624	4,819,090	710,246
Goodwill and intangible assets, net	5,461,058	5,386,610	793,888
Other non-current assets	3,036,068	3,230,081	476,055
Total non-current assets	61,451,041	62,332,661	9,186,698
Total assets	79,998,498	85,788,664	12,643,684
Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	2,951,734	3,327,344	490,390
Convertible bonds payable, current	0	4,219,035	621,809
Accounts payable	1,932,177	2,390,872	352,371
Accrued expenses and other payables	1,437,173	1,456,855	214,714
Operating lease liabilities, current	110,133	95,196	14,030
Finance lease and other financing obligations, current	697,142	1,663,135	245,116
Total current liabilities	7,128,359	13,152,437	1,938,430
Non-current liabilities
Long-term borrowings, excluding current portion	23,363,213	24,024,451	3,540,766
Convertible bonds payable, non-current	12,144,371	7,573,947	1,116,262
Operating lease liabilities, non-current	1,203,487	1,151,678	169,736
Finance lease and other financing obligations, non-current	7,053,979	5,323,120	784,531
Other long-term liabilities	1,368,028	1,319,264	194,435
Total non-current liabilities	45,133,078	39,392,460	5,805,730
Total liabilities	52,261,437	52,544,897	7,744,160
Mezzanine equity
Redeemable preferred shares	1,056,663	3,070,157	452,485
Total mezzanine equity	1,056,663	3,070,157	452,485
GDS Holdings Limited shareholders' equity
Ordinary shares	562	569	84
Additional paid-in capital	31,706,498	31,820,587	4,689,774
Accumulated other comprehensive loss	(829,319)	(939,565)	(138,476)
Accumulated deficit	(5,094,729)	(1,610,813)	(237,404)
Total GDS Holdings Limited shareholders' equity	25,783,012	29,270,778	4,313,978
Non-controlling interests	897,386	902,832	133,061
Total equity	26,680,398	30,173,610	4,447,039
Total liabilities, mezzanine equity and equity	79,998,498	85,788,664	12,643,684

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	2,898,398	3,366,680	3,086,667	454,918	5,621,306	6,453,347	951,106
Equipment sales	1,890	419	1,283	189	2,140	1,702	251
Total net revenue	2,900,288	3,367,099	3,087,950	455,107	5,623,446	6,455,049	951,357
Cost of revenue	(2,211,362)	(2,235,580)	(2,423,742)	(357,215)	(4,289,695)	(4,659,322)	(686,699)
Gross profit	688,926	1,131,519	664,208	97,892	1,333,751	1,795,727	264,658
Operating expenses
Selling and marketing expenses	(33,977)	(36,560)	(32,215)	(4,748)	(66,741)	(68,775)	(10,136)
General and administrative expenses	(231,536)	(177,438)	(185,763)	(27,378)	(470,472)	(363,201)	(53,529)
Research and development expenses	(8,826)	(9,562)	(7,059)	(1,040)	(16,715)	(16,621)	(2,450)
Income from operations	414,587	907,959	439,171	64,726	779,823	1,347,130	198,543
Other income (expenses):
Net interest expenses	(404,989)	(379,847)	(366,816)	(54,062)	(846,466)	(746,663)	(110,045)
Foreign currency exchange gain (loss), net	1,376	(1,396)	1,049	155	2,394	(347)	(51)
Others, net	9,245	97,614	17,839	2,629	18,930	115,453	17,016
Gain on deconsolidation of subsidiaries	0	0	0	0	1,057,045	0	0
Income before income taxes and share of results of equity method investees	20,219	624,330	91,243	13,448	1,011,726	715,573	105,463
Income tax expenses	(64,858)	(108,706)	(213,535)	(31,471)	(264,559)	(322,241)	(47,492)
Share of results of equity method investees	(25,945)	2,136,513	959,916	141,474	(53,677)	3,096,429	456,357
Net (loss) income	(70,584)	2,652,137	837,624	123,451	693,490	3,489,761	514,328
Net income attributable to non-controlling interests	(1,716)	(3,435)	(2,410)	(355)	(2,769)	(5,845)	(861)
Net (loss) income attributable to GDS Holdings Limited shareholders	(72,300)	2,648,702	835,214	123,096	690,721	3,483,916	513,467
Cumulative dividend on redeemable preferred shares	(13,621)	(24,521)	(32,388)	(4,773)	(27,076)	(56,909)	(8,387)
Net (loss) income available to GDS Holdings Limited ordinary shareholders	(85,921)	2,624,181	802,826	118,323	663,645	3,427,007	505,080
(Loss) income per ordinary share
Basic	(0.06)	1.67	0.52	0.08	0.44	2.16	0.32
Diluted	(0.06)	1.32	0.44	0.07	0.41	1.76	0.26
Weighted average number of ordinary share outstanding
Basic	1,500,872,881	1,554,302,551	1,555,075,833	1,555,075,833	1,492,610,864	1,554,691,328	1,554,691,328
Diluted	1,500,872,881	2,031,672,616	2,075,789,317	2,075,789,317	1,665,829,316	2,032,226,169	2,032,226,169

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Six months ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(70,584)	2,652,137	837,624	123,451	693,490	3,489,761	514,328
Foreign currency translation adjustments, net of nil tax	30,947	130,646	95,526	14,079	47,381	226,172	33,334
Amounts reclassified from accumulated other comprehensive loss	0	(17,334)	12,742	1,878	0	(4,592)	(677)
Other comprehensive income (loss) from share of results of equity method investees	103,682	(153,665)	(178,560)	(26,316)	100,288	(332,225)	(48,964)
Comprehensive income	64,045	2,611,784	767,332	113,092	841,159	3,379,116	498,021
Comprehensive income attributable to non-controlling interests	(2,143)	(3,202)	(2,244)	(331)	(3,304)	(5,446)	(803)
Comprehensive income attributable to GDS Holdings Limited shareholders	61,902	2,608,582	765,088	112,761	837,855	3,373,670	497,218

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Six months ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(70,584)	2,652,137	837,624	123,451	693,490	3,489,761	514,328
Depreciation and amortization	856,615	831,815	851,428	125,485	1,713,134	1,683,243	248,079
Amortization of debt issuance cost and debt discount	22,169	20,116	34,431	5,075	53,973	54,547	8,039
Share-based compensation expense	61,202	83,821	67,475	9,945	123,179	151,296	22,298
Share of results of equity method investees	25,945	(2,136,513)	(959,916)	(141,474)	53,677	(3,096,429)	(456,357)
Gain on deconsolidation of subsidiaries	0	0	0	0	(1,057,045)	0	0
Others	(9,980)	16,709	(59,695)	(8,798)	(1,808)	(42,986)	(6,335)
Changes in operating assets and liabilities	(20,244)	(1,020,394)	644,913	95,047	66,595	(375,481)	(55,338)
Net cash provided by operating activities	865,123	447,691	1,416,260	208,731	1,645,195	1,863,951	274,714

Purchase of property and equipment and land use rights, net of proceeds from disposals	(1,264,798)	(770,045)	(1,249,766)	(184,193)	(2,274,126)	(2,019,811)	(297,683)
Receipts related to acquisitions and investments	900,272	2,694,346	11,744	1,731	540,187	2,706,090	398,828
Purchases of time deposits	0	(4,414,802)	(309,215)	(45,573)	0	(4,724,017)	(696,234)
Maturities of time deposits	0	657,343	0	0	0	657,343	96,880
Net cash used in investing activities	(364,526)	(1,833,158)	(1,547,237)	(228,035)	(1,733,939)	(3,380,395)	(498,209)

Net cash provided by financing activities	5,144,746	1,881,331	308,130	45,413	5,419,778	2,189,461	322,686
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(15,673)	(79,342)	(72,887)	(10,742)	(15,915)	(152,229)	(22,436)

Net increase of cash and cash equivalents and restricted cash	5,629,670	416,522	104,266	15,367	5,315,119	520,788	76,755
Cash and cash equivalents and restricted cash at beginning of period	7,778,979	14,441,027	14,857,549	2,189,732	8,093,530	14,441,027	2,128,344
Reclassification as assets of disposal group classified as held for sale	(87,260)	0	0	0	(87,260)	0	0
Cash and cash equivalents and restricted cash at end of period	13,321,389	14,857,549	14,961,815	2,205,099	13,321,389	14,961,815	2,205,099

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended							Six months ended
	June 30, 2025		March 31, 2026		June 30, 2026			June 30, 2025		June 30, 2026
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
Gross profit	688,926	23.8	1,131,519	33.6	664,208	97,892	21.5	1,333,751	23.7	1,795,727	264,658	27.8
Depreciation and amortization	793,632	27.3	781,191	23.2	800,127	117,924	25.9	1,584,369	28.1	1,581,318	233,057	24.5
Operating lease cost relating to prepaid land use rights	11,399	0.4	12,921	0.4	13,256	1,954	0.4	23,415	0.4	26,177	3,858	0.4
Accretion expenses for asset retirement costs	1,817	0.1	1,855	0.1	1,857	274	0.1	3,645	0.1	3,712	547	0.1
Share-based compensation expenses	13,728	0.4	24,552	0.7	19,415	2,862	0.6	19,744	0.4	43,967	6,480	0.7
Adjusted GP	1,509,502	52.0	1,952,038	58.0	1,498,863	220,906	48.5	2,964,924	52.7	3,450,901	508,600	53.5

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended							Six months ended
	June 30, 2025		March 31, 2026		June 30, 2026			June 30, 2025		June 30, 2026
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
Net (loss) income	(70,584)	(2.4)	2,652,137	78.8	837,624	123,451	27.1	693,490	12.3	3,489,761	514,328	54.1
Net interest expenses	404,989	14.0	379,847	11.3	366,816	54,062	11.9	846,466	15.1	746,663	110,045	11.6
Income tax expenses	64,858	2.2	108,706	3.2	213,535	31,471	6.9	264,559	4.7	322,241	47,492	5.0
Share of results of equity method investees	25,945	0.9	(2,136,513)	(63.5)	(959,916)	(141,474)	(31.1)	53,677	1.0	(3,096,429)	(456,357)	(48.0)
Gain on deconsolidation of subsidiaries	0	0.0	0	0.0	0	0	0.0	(1,057,045)	(18.9)	0	0	0.0
Depreciation and amortization	856,615	29.5	831,815	24.7	851,428	125,485	27.5	1,713,134	30.4	1,683,243	248,079	26.1
Operating lease cost relating to prepaid land use rights	26,951	0.9	27,018	0.8	27,133	3,999	0.9	54,535	1.0	54,151	7,981	0.8
Accretion expenses for asset retirement costs	1,817	0.1	1,855	0.1	1,857	274	0.1	3,645	0.1	3,712	547	0.1
Share-based compensation expenses	61,202	2.1	83,821	2.5	67,475	9,945	2.2	123,179	2.2	151,296	22,298	2.3
Adjusted EBITDA	1,371,793	47.3	1,948,686	57.9	1,405,952	207,213	45.5	2,695,640	47.9	3,354,638	494,413	52.0